KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

September 13, 2017

VIA EDGAR
Alison White, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital International Equity Fund (the “Fund”), a series of Fiera Capital Series Trust (the “Trust”) Registration Statement on Form N-1A File No. 333-215049

Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on August 31, 2017, relating to the Fund’s registration statement on Form N-1A (the “Registration Statement”), filed on July 26, 2017.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Ms. Alison White
September 13, 2017

General

1.	Please update the edgar series and class IDs with the Fund’s ticker symbol when they are available.

Noted.

Fee Table and Expense Example (pg. 1)

2.	Please note that we will want to see a completed Fee Table and expense example before the filing becomes effective.

Noted.

3.	Confirm expense example will only reflect the fee waiver for the period that the waiver is in place.

Confirmed.

4.	Consider adding a line in the Fee Table for the service fees.

Noted.

5.	Please move the footnote so that it appears after the Fee Table rather than after the expense example.

The requested revision has been made.

Principal Investment Strategies (pg. 2)

6.
The Second paragraph states: “Under normal market conditions, the Fund invests at least 80% of its net assets . . . in equity securities of companies located in at least three countries other than the United States, including g emerging market countries.” Please explain how being located in the country satisfies the economically tied test of Rule 35d-1.

The requested clarifying language has been added.

7.	Please disclose how the Fund determines that a country is an “emerging market” country.

The requested disclosure has been added.

8.
The last sentence of the same paragraph states: “Equity Securities include common stock, preferred stock, convertible securities and depositary receipts.” Please advise if the Fund invests in contingent convertible securities.

The Fund does not expect to invest in contingent convertible securities.

9.	If the Fund will count derivatives for purposes of its 80% policy, please advise how they will be valued for such purposes.

We do not expect to count derivatives for purposes of adhering to the Fund’s 80% policy.

10.
In the third paragraph, last sentence: “The Fund may also invest in securities issued by other investment companies.” Given that the Fund may invest in other investment companies as part of its principal investment strategy, please consider whether a line item should be added to the Fee Table for acquired fund fees and expenses.

We note the comment.

Ms. Alison White
September 13, 2017

Principal Risks (pages 3-5)

11.	Emerging Market Securities Risk. Please clarify which countries are considered by the Fund to be emerging market countries.

The requested disclosure has been added.

12.
Geographic Focus Risk – “The Fund may be particularly susceptible to . . . events or conditions affecting issuers and countries in Europe.” If the Fund will be focusing on Europe, please disclose that in the Principal Investment Strategies section.

The requested disclosure has been added.

13.	Investments in Other Investment Companies Risk – “UCITS”. Please define UCITS before using the term.

The requested language has been added.

14.	Please disclose in the Principal Investment Strategies section that the Fund is non-diversified.

The requested disclosure has been added.

15.	Sector Risk. Please disclose in the Principal Investment Strategies section if there is a specific sector that the Fund is focused on.

The Fund does not intend to focus on a particular sector.

16.	Small- and Mid-Cap Company Securities Risk. If the Fund will focus on small- and mid-cap companies, please disclose that in the Principal Investment Strategies section.

The Fund does not expect to focus on small- and mid-cap company securities.

Distribution (12b-1) Plan (pg. 17)

17.
First paragraph, second sentence: “Because these fees are paid, on an ongoing basis, out of the Fund’s assets attiributable to the Shares, these fees will increase the cost of your investment over time.”Please add the remainder of the required representation: “and may cost you more than paying other types of sales charges.”

The requested disclosure has been added.

Redeeming Shares (pg. 22)

18.	First paragraph, “Payment of redemption proceeds will be made promptly.” Please disclose how many days is meant by promptly.

The requested disclosure has been added.

Redemptions in Kind (pg. 23)

19.	Consider disclosing whether redemptions in kind will be made using a pro rata slice of the New Fund’s portfolio or individual securities or a representative basket of securities.

We note the comment.

Ms. Alison White
September 13, 2017

For More Information (pg. 28)

20.
“You can obtain a free copy of the SAI . . . .” Please state whether the Fund makes available its SAI, annual and Semi-annual reports free of charge on or through the Fund’s website at its specified internet address. If the Fund does not make the information available in this manner, disclose the reasons why, including, where applicable, that the Fund does not have an internet website.”

The Fund has a website and the requested applicable disclosure has been added.

Appendix A – Adviser Performance Information (pg. A-1)

21.	Please confirm supplementally that the Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Confirmed.

22.	Confirm supplementally that the standardized SEC method was used to calculate the prior performance.

Confirmed.

23.	Please explain supplementally which No Action Letter you are relying upon to show prior performance.

The Fund is relying on Nicholas Applegate Mutual Funds (pub. avail. Feb. 7, 1997).

24.	Please confirm that the composite performance will reflect sales loads, if any.

Confirmed.  We note that no sales loads are applicable to the relevant accounts.

Investment Restrictions (pg. S-6)

25.	Please briefly disclose (in the paragraph after the restrictions) what is permitted under Section 18 of the 1940 Act.

The requested disclosure has been added.

Board of Trustees (pg. S-8)

26.	There is only one footnote on the page - #6, please advise or revise.

The requested change has been made.

Compensation Program for Portfolio Managers (pg. S-12)

27.
Please be more specific with respect to how the portfolio manager’s performance- based compensation is calculated, including clarifying what you mean when you refer to the “value added target or a universe of peers.”

The requested clarification has been made.

Ms. Alison White
September 13, 2017

Distribution (pg. S-16)

28.
With respect to the 12b-1 plan, please clarify the relationship between the amounts paid to the distributor and the expenses that it incurs, i.e., is it a reimbursement type plan or a compensation type plan?

The requested clarification has been made.

Part C: Other Information – Indemnification (Item 30)

29.	If you were to request acceleration you would need to include the indemnification provision required by Rule 484 of the Securities Act of 1933.

The requested provision has been added.

*          *          *          *          *

Ms. Alison White
September 13, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen